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                                                                     EXHIBIT 3.2


                     AMENDMENT TO ARTICLES OF INCORPORATION
                                       OF
                               WEST COAST BANCORP


Article II, Section A, of the Articles of Incorporation of West Coast Bancorp is amended to read as follows:

      The corporation is authorized to issue 60,000,000 shares of stock divided into two classes as follows:

      A. Common Stock. 50,000,000 shares of common stock which shall have unlimited voting rights, subject only to such voting rights as may be specified in respect of preferred stock, and shall have the right to receive the net assets of the corporation upon dissolution, subject only to prior payment of such amount of the net assets of the corporation as may be specified in respect of shares of preferred stock.


      Approved by the Shareholders on April 24, 1998.